Leadership through innovation since 1975



SONO-TEK Corporation

2002 Annual Report

Sono-Tek's business is the development and application of patented, proprietary ultrasonic liquid atomization technology, nozzles, and spraying systems. These spraying systems reduce waste and environmental impact, and achieve more precise thin film coatings compared to other spraying approaches.

Our systems are used in making printed circuit assemblies for consumer electronics applications, in the medical device industry to coat blood collection tubes, arterial stents, and other implants, and in the defense industry to coat chemical gas attack sensors for troop and civilian protection, as well as many industrial applications.

Our Products

We believe that Sono-Tek's long-term growth and stability is linked to the development and release of products that provide total solutions to meet customer needs across a wide spectrum of industries, based on the Company's core technology. To this end, the Company's resources has been focused on the development of four new products this past year:

SonoFlux XL


SonoFlux

A new SonoFlux spray fluxer has been released this year as the 24" SonoFlux XL. The SonoFlux XL meets the needs of large scale manufacturing of densely populated printed circuit boards.

MicroFlux XL


MicroFlux

To meet the rapidly changing demands of the electronic circuit board assembly industry, Sono-Tek developed the MicroFlux XL which applies flux only to selected areas of a circuit board or discrete package such as a flip-chip. The system uses computer controlled, three-dimensional motion to precisely spray small amounts of flux onto selected areas, without wasteful and potentially damaging overspray. Applications for the MicroFlux system include printed circuit boards (PCBs) with only a few through-hole components, ball grid array (BGA) semiconductor devices, flip-chip semiconductor device, and odd-shaped components.

THINsonic™ & MEDIsonic™



In January 2000, Sono-Tek entered into a license agreement with Cornell Research Foundation, Inc., which provides Sono-Tek the exclusive rights to manufacture and sell chemical vapor deposition (CVD) equipment based on Cornell's proprietary technonology and our ultrasonic nozzles.

CVD technology is used to produce thin metallic films for a variety of industrial and research applications, including electronic coatings on semiconductor wafers, fuel cell electrodes, solar cells, and sensors. We sell this new product as our Thinsonic CVD system.

We have also found an eager market for a polymer film based version of our equipment in the medical devices industry. Our Medisonic system is currently in use for coating arterial stents with drugs imbedded in polymers that inhibit arterial clotting and scarring, an exciting process under development throughout the US and Europe. It also has application for other medical implant devices that use drugs contained in polymer solutions.

CORPORATE HIGHLIGHTS FOR FISCAL YEAR 2002

- Stopped quarterly operating losses after first quarter write-offs for discontinued operations.
- Increased income from continuing operations by 15% from prior year.
- Closed down and/or sold off unprofitable operations.
- Settled with debtors and vendors of discontinued operations
- Generated record positive cash from operations.
- Introduced new products to penetrate new markets.
- Positioned the company for new growth.

PERFORMANCE HIGHLIGHTS

Fiscal year 2002, which ended February 28, 2002; has been a year of transition for Sono-Tek. The previous three years saw increasing losses and debt due to the acquisition of several businesses, including Sono-Tek Cleaning Systems ("SCS"), a subsidiary corporation. These businesses, particularly SCS, did not deliver the anticipated profits, and instead required funds from Sono-Tek to continue operations. The demand for funds threatened the stability of the Company. A management change took place shortly after the start of Fiscal year 2002, and a number of changes were implemented to reverse the decline.


Annual Net Income / Loss
$500k
$0
($500k)
($1,000k)
($1,500k)
($2,000k)
Profit (Loss)
1996
1997
1998
1999
2000
2001
2002
Fiscal Year

The SCS subsidiary ceased production and terminated almost all personnel during the first quarter, and wrote down its remaining goodwill. Assets of the acquisitions were sold off, including the SCS Series 5000 designs, technology and patents acquired from Serec, and the Company's ownership interest in PNR America. Funds generated from these transactions were used to satisfy Company obligations. In addition, numerous cost reductions, both internal and external, were implemented. All management staff took salary reductions until the company returned to quarterly profitability. These actions, coupled with an additional loan, allowed the Company to begin to reverse losses, stabilize cash flow, and return to profitability in each of the last three quarters of the Fiscal Year.


Quarterly Net Income
$500k
$250k
$0
($250k)
($500k)
($750K)
($1,000k)
Profit (Loss)
1Q FY2002
2Q FY2002
3Q FY2002
4Q FY2002
Period

The combined profits of the continuing operation and the larger losses of the discontinued operations in the current Fiscal Year have been reduced to nearly eliminate losses. In fact, the only loss of the current Fiscal Year occurred in the first quarter, as the reduced value of the SCS discontinued operation was recognized and written down. More significantly, our cash balance was at its highest level in our history at the end of fiscal year 2002.

Without the first quarter write-offs, the Company would have reported record earnings this year. This significant transition from quarterly loss to profit is in part due to the introduction of new products based on our core ultrasonic spray technology, and penetration into new medical and defense markets that have significant upside potential. More importantly, cash flow was at record positive levels in the current Fiscal Year.


Annual Cash Flow
$500k
$400k
$300k
$200k
$100k
$0
($100k)
Cash Flow
1996
1997
1998
1999
2000
2001
2002
Fiscal Year

Looking Ahead

Sono-Tek is positioning itself in several new and vibrant markets going forward, markets that involve both implantable medical products such as arterial stents, and homeland security via sensors that provide early detection of chemical gas attacks. Entry into both of these markets has been made possible by the development and commercial introduction of patented equipment and process technology associated with our Thinsonic and Medisonic products.

In the past Sono-Tek has sold ultrasonic nozzles to a variety of end users interested in their ability to apply a controlled, precise, low volume liquid spray onto surfaces such as fabrics, glass, and other products that require coatings, without wasting expensive, and possibly environmentally controlled, fluids. Our largest success came with the application of fluxing materials to printed circuit boards prior to soldering. Printed circuit boards are a ubiquitous fact of life in our electronic world, and are found in televisions, VCRs, CD players, cell phones, personal digital assistants, computers and hearing aids, just to name a few applications. We have incorporated our ultrasonic nozzles into a product line of fluxing equipment that serves this industry quite well, and the growing consumer electronics sector has constituted the major portion of our business over the past decade. This year, we upgraded the entire product line and introduced a new fluxing system, capable of spraying boards up to 24 inches wide, as well as a microfluxer for the more precise applications that are now developing.

Several years ago, we began the development of a novel vapor deposition system combining ultrasonic nozzle technology with precision flow control into a vacuum chamber. This work has resulted in the new Thinsonic and Medisonic line of products that serve the growing field of very thin film applications in the micron thickness range. We have pending patents for this equipment and the processes associated with its use. These films are being applied to implantable medical devices such as arterial stents, as well as to sensitive chemical gas sensors used to warn of toxic gas attacks in the post September 11 world in which we live. Both of these applications involve the sale of Sono-Tek equipment into entirely new and fast growing markets. We have already seen positive impact on our sales and earnings in the past year as customers began to buy our new equipment, and we expect more to follow in the new year.

We are pleased with the progress the Company has made in recovering from its liquidity problems, in shedding unprofitable operations, and in returning to profitability during a recession which has had a significant impact on our consumer electronics market for fluxing equipment. We expect to see this market recover and add to our new markets for both sales and earnings growth in the year ahead.

Sincerely,

Christopher L. Coccio, Ph. D.
President and Chief Executive Officer
May 31, 2002



Overview

The Company experienced a turn-around during the year ended February 28, 2002. During the first quarter, the Company operated at a loss. At the end of the first quarter, the Company discontinued its cleaning and drying systems businesses and took measures to reduce costs in its spraying systems business. Coincident with these actions, the Company made top management changes. Sales of the Company's original products, ultrasonic nozzles and systems, and products for the coating of medical devices and for use in homeland defense systems led the return to profitability. Orders for the Company's mainstay, the SonoFlux 9500, which is used for coating printed circuit boards for the electronics industry, were affected by the slowdown of orders for consumer products. Nevertheless, the diversification of products has allowed the Company to weather the downturn in the consumer electronics markets.

For the first time in several years, Sono-Tek has brought new products to the marketplace; the MicroFlux XL selective fluxing system, a computer controlled fluxing machine for "flip-chip" applications, was completed during the third quarter and has been "Beta-site" tested at one of the Company's customer locations. Also introduced were the "Thinsonic" chemical vapor deposition machine for the plating of very thin coatings on substrates, the "Medisonic" vapor deposition system for the plating of thin coatings of polymers and medications on stents and other medical devices, and the SonoFlux XL an improved 18- to 24-inch wide spray fluxing machine for the spraying of solder flux on printed circuit boards.

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Federal Securities Laws. Such forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

- The Company's ability to respond to competition in its markets;
- General economic conditions in the Company's markets;
- The Company undertakes no obligation to update publicly any forward-looking statement.

Liquidity and Capital Resources

The Company's working capital deficiency improved $1,127,747 from a working capital deficiency of $627,799 at February 28, 2001 to working capital of $499,948 at February 28, 2002. The increase in working capital was principally the result of an increase in cash of $450,000, reductions in accounts payable and accrued expenses of $672,000, and a decrease in the current portion of related-party loans and bank loans of $373,000, offset by decreases in net accounts receivable of $214,000, decrease in inventory of $28,000, decrease in prepaid expenses of $28,000, and an increase in the current maturities of convertible loans and subordinated mezzanine debt of $102,000. The stockholders' deficiency increased $177,190 from $605,364 at February 28, 2001 to $782,554 at February 28, 2002. The decrease in stockholders' equity was the result of the loss of $186,391 for the year ended February 28, 2002. The loss was due to the write-off of the remaining goodwill of the discontinued operation in the first quarter. The Company was profitable in the remaining three quarters of the fiscal year.

Accounts receivable at February 28, 2002 decreased $213,513, or 36%, from February 28, 2001 due to better collection efforts in the nine months ended February 28, 2002. The allowance for doubtful accounts was reduced $91,581 from February 28, 2001, due to collection from one foreign customer whose payment was remitted during the second quarter of this fiscal year.

Inventory decreased $27,985, or 4%, as the result of reduced purchasing in the year ended February 28, 2002. This reduction was based upon the order level for the Company's principal product, solder flux application products ("fluxers"), during the year ended February 28, 2002, partially offset by finished good inventory of new Thinsonic and Medisonic machines on hand at February 28,

2002. This reduction in the sale of fluxers was due to the slowdown in the manufacture of printed circuit boards.

Accounts payable decreased $561,000 as compared to February 28, 2001 due to the reduced purchasing activity noted above and payments made to vendors on current and overdue amounts during the year ended February 28, 2002.

On April 30, 2001, the Company amended its agreement with Norwood Venture Corporation ("Norwood"), pursuant to which the Company increased its five-year loan in the principal amount of $300,000, of which $216,750 was loaned by certain of the Company's directors, an officer and an affiliate of the Company. The terms of the loan require payments of interest only through September 2001 followed by monthly payments of $23,612 plus interest through September 30, 2004. The Company was also required to grant a warrant to purchase 733,333 shares of the Company's common stock at an exercise price of $0.10 per share, which can be put to the Company. Such warrants were valued at $80,667, which is accounted for as a discount and will be imputed as additional interest expense over the term of the loan. On October 24, 2001, the Company and Norwood amended their agreement by changing the repayment commencement date to October 31, 2002 with final payment on September 30, 2005. Additionally, the exercise price of certain of the warrants was reduced from $.30 to $.15 per share. This resulted in an increase in the value of the warrants of $13,445, which is accounted as a discount and is being imputed as additional interest expense over the term of the loan.

The Company currently has a $350,000 line of credit with a bank. The loan is collateralized by accounts receivable, inventory and all other personal property of the Company, and is personally guaranteed by the former Chief Executive Officer of the Company. As of February 28, 2002, the outstanding balance was $344,000.

Due to the consolidated Company losses incurred during Fiscal Years 2001, 2000 and 1999, the Company borrowed on a short-term basis from officers and directors of the Company. At Fiscal Year End 2002, loans from directors, former officers and related parties in the amount of $286,084, plus accrued interest of $62,728, were formalized into four-year notes bearing interest at 5% on the unpaid balance. Repayments of these notes commenced March 31, 2002 on a monthly basis. Earlier during the year, related party loans in the amount of $146,000 were repaid with interest.

During the first quarter of Fiscal Year 2002, the Company discontinued the production of capital equipment in the cleaning and drying systems segment and began to focus on its original product lines, specifically the sales of ultrasonic nozzles. As the result of taking these steps, the Company was able to remain profitable for the remainder of Fiscal Year 2002.

Results of Continuing Operations

The continuing operations of Sono-Tek reflect improved operating margins and the Company reduced its payroll and operating expenses during the quarter ended May 31, 2001 in order to provide positive cash flow from continuing operations. This was accomplished by downsizing the spraying systems business through layoffs, salary reductions, and cutbacks in employee benefits. The Company also reduced costs by changing outside professionals and other service providers.

For the year ended February 28, 2002, the Company's sales decreased $837,486 to $3,469,409, as compared to $4,306,895 for the year ended February 28, 2001. The decrease was a result of a decrease in fluxer sales of $1,218,000 offset by an increase in nozzle sales of $297,000 and an increase in MCS nozzle-spraying system and plating system sales of $83,000. The sales decrease was caused by the slowdown in the consumer electronics markets that use the company's solder flux-spraying systems. The increase in nozzle and other sales was attributable to orders placed by customers in the medical device field and for national defense contracts.

The Company's gross profit decreased $310,366, to $2,174,520 for the year ended February 28, 2002 from $2,484,886 for the year ended February 28, 2001. The decrease was primarily a result of decreased sales of the Company's products that were offset by the related material costs and labor. The change in the mix of the Company's products sold and cost reductions improved the gross margin percentage from 58% for the year ended February 28, 2001, to 63% for the year ended February 28, 2002.

Research and product development costs increased $22,593, to $321,060 for the year ended February 28, 2002, from $298,467 for the year ended February 28, 2001. The increase was a result of product development costs on the Microfluxer (which is a new product) and continued work on the CVD (chemical vapor deposition) product line.

Marketing and selling costs decreased $195,496, to $662,827 for the year ended February 28, 2002 from $858,323, for the year ended February 28, 2001. The decrease was a result of decreases in marketing and advertising expenses of $127,000, sales commissions of $110,000, professional fees of $11,000, and travel expenses of $39,000, which were offset by increased personnel costs of $81,000, and facilities and other costs of $11,000.

General and administrative costs decreased $85,528, from $662,999, for the year ended February 28, 2001, to $577,471 for the year ended February 28, 2002. The decrease was attributable to reduced consulting expenses of $50,000, reduced professional fees of $62,000, reduced bad debt expenses of $84,000, reduced merger and acquisition costs of $32,000 and reduced corporate expenses of $25,000, partially offset by increased personnel and travel costs of $127,000, increased banks fees of $11,000, increased facility and utility costs of $15,000, and increased royalty expenses of $15,000.

Interest and other income increased $107,347 for the year ended February 28, 2002 as compared to February 28, 2001, primarily as the result of $38,500 of profits realized on settlements with vendors, $26,000 of gains on disposal of fixed assets, and $13,000 of interest income offset by $10,000 spent to acquire the cleaning systems spares business this year, as compared to a $60,000 loss from affiliate which was offset by $14,000 of interest income last fiscal year.

Interest expense was unchanged for the year ended February 28, 2002 as compared to the year ended February 28, 2001.

During Fiscal Year 2002, the Company negotiated vendor settlements with several of its vendors, which resulted in $38,000 of other income.

The Company's income from continuing operations increased $55,212, from $375,310 or $0.04 per share, for the year ended February 28, 2001, to $430,522, or $.05 per share, for the for the year ended February 28, 2002.

Results of Discontinued Operations

The Company's loss from discontinued operations decreased $1,388,886, from a loss of $2,005,799 for the year ended February 28, 2001, to a loss of $616,913 for the year ended February 28, 2002. At February 28, 2001, the discontinued operation had residual goodwill of $477,377. This goodwill was based on the residual profits of open contracts at February 28, 2001, the assumed value of the residual spares business, and the value that was assumed could be realized from the sale of the business. During the quarter ended May 31, 2001, one major customer canceled the balance of its order. It was determined that the business could not be sold and the value of the spares business was deemed to be overstated. Accordingly, the goodwill was considered impaired and was written off. The Fiscal Year 2002 loss was due to the impairment of goodwill of $477,377, an increase in the raw material inventory reserve $39,246, a reserve of $89,812 for work in process inventory, an increase in allowance for bad debts of $30,000, impairment of fixed assets of $70,511, and provision of reserves for future rent and utility costs of $27,430, plus the lack of sales to support the necessary amount of overhead.

The Company's wholly owned subsidiary negotiated with its vendors and other creditors to repay its past-due obligations. During the year ended February 28, 2002, settlement agreements were reached with 28 creditors of the discontinued operation, which reduced a gross amount of $371,397 of obligations due to $110,493. Such amounts were paid and the obligations were satisfied.

Independent Auditor's Report

To the Stockholders and Board of Directors
Sono-Tek Corporation
Milton, New York

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 28, 2002, and the related consolidated statements of operations, stockholders' deficiency and cash flow for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 28, 2002 and the results of their operation and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States.

Certified Public Accountants

New York, New York
April 23, 2002

Report of Audit Committee

The Audit Committee of the board of directors is comprised of three outside directors. The members of the Committee are Samuel Schwartz, Jeffrey Spiegel and J. Duncan Urquhart, Chairman. The Committee held four meetings during the year.

The Audit Committee meets with the independent public accountants and management to assure that all are carrying out their respective responsibilities. The Audit Committee reviews the performance and fees of the independent public accountants prior to recommending their appointment, and meets with them, without management present, to discuss the scope and results of their audit work and the quality of financial reporting. Both the independent public accountants and management have full access to the Audit Committee.

Chairman, Audit Committee

	February 28 2002
ASSETS	
Current Assets	
Cash and cash equivalents	$453,215
Accounts receivable *(less allowance of $25,000)*	380,092
Inventories *(Note 7)*	768,711
Prepaid expenses and other current assets	68,395
Total current assets	1,670,413
Equipment, furnishings and leasehold improvements *(less accumulated depreciation of $573,547)(Note 8)*	141,509
Intangible assets, net	
Patents and patents pending *(Note 3)*	20,187
Deferred financing fees *(Note 14)*	18,355
Total intangible assets	38,542
Other assets	7,666
Total assets	$1,858,130
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
Current Liabilities	
Accounts payable	$280,548
Accrued expenses *(Note 10)*	257,968
Revolving line of credit *(Note 11)*	344,000
Current maturities of long term loans-related parties *(Notes 13 & 20)*	87,203
Current maturities of long term debt *(Notes 13)*	22,686
Current maturities of subordinated mezzanine debt *(Note 14)*	118,060
Current maturities of subordinated convertible loans *(Note 12)*	60,000
Total current liabilities	1,170,465
Subordinated mezzanine debt *(Note 14)*	643,813
Long term debt – related parties, less current maturities *(Notes 13 & 20)*	282,020
Subordinated convertible loans (*Notes 12)*	90,000
Other long-term liabilities *(Note 20)*	98,759
Estimated future costs of discontinued operations *(Note 6)*	167,404
Total liabilities	2,452,461
Commitments and Contingencies *(Note 15)*	-
Put Warrants *(Note 14)*	188,223
Stockholders' Deficiency	
Common stock, $.01 par value; 25,000,000 shares authorized,9,105,422 issued and outstanding	91,055
Additional paid-in capital	6,016,107
Accumulated deficit	(6,889,716)
Total stockholders' deficiency	(782,554)
Total Liabilities and Stockholders' Deficiency	$1,858,130

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	February 28 2002	February 28 2001
Net Sales *(Note 21)*	$3,469,409	$4,306,895
Cost of Goods Sold	1,294,889	1,822,009
Gross Profit	2,174,520	2,484,886
Operating Expenses		
Research and product development	321,060	298,467
Marketing and selling	662,827	858,323
General and administrative	577,471	662,999
Total Operating Expenses	1,561,358	1,819,789
Operating Income	613,162	665,097
Interest Expense	(243,536)	(243,336)
Interest and Other Income *(Loss)*	60,896	(46,451)
Income from Continuing Operations *Before Income Tax Expense*	430,522	375,310
Income Tax Expense *(Note 16)*	-	-
Income from continuing operations	430,522	375,310
Loss from discontinued operations *(Note 6)*	(616,913)	(2,005,799)
Net Loss	$(186,391)	$(1,630,489)
Basic and Diluted Earnings *(Loss) Per Share (Note 19)*		
Continuing Operations	$0.05	$0.04
Discontinued Operations	(0.07)	(0.22)
Net Loss	($0.02)	($0.18)
Weighted Average Shares – *Basic and Diluted*	9,096,436	9,011,310

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIENCY) EQUITY

	Common Stock Par Value $.01		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' (Deficiency) Equity
	Shares	Amount			
Balance *(Feb. 29, 2000)*	8,866,612	$88,666	$5,711,800	$(5,072,836)	$727,630
Warrants exercised	85,680	857	54,835	-	55,692
Options exercised	2,562	26	1,575	-	1,601
Issuance of warrants	-	-	75,832	-	75,832
Issuance of common stock	137,500	1,375	136,125	-	137,500
Non-employee stock option	-	-	26,870	-	26,870
Net Loss	-	-	-	(1,630,489)	(1,630,489)
Balance *(Feb. 28, 2001)*	9,092,354	90,924	6,007,037	(6,703,325)	(605,364)
Conversion of bonus	13,068	131	2,744	-	2,875
Non-employee stock options	-	-	2,181	-	2,181
Net Loss	-	-	-	(186,391)	(186,391)
Balance (Feb. 28, 2002)	9,105,422	$91,055	$6,011,962	$(6,889,716)	$(786,699)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	February 28 2002	February 28 2001
Cash Flows From Operating Activities:		
Net Loss	$(186,391)	$(1,630,489)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Loss from discontinued operations	616,913	2,005,799
Loss on equity investment	-	19,310
Depreciation and amortization	77,176	71,691
Imputed interest expense	72,193	22,988
Provision for doubtful accounts	(91,581)	83,584
Non-cash charge for stock options & warrants	-	102,701
Non-cash charge for conversion of debt	-	7,500
(Increase) decrease in:		
Accounts receivable	305,094	42,820
Inventories	27,985	(160,957)
Prepaid expenses and other current assets	26,698	(46,691)
Other assets	501	-
Increase (decrease) in:		
Accounts payable and accrued expenses	(672,136)	460,134
Net Cash Provided By Continuing Operations	176,452	978,390
Net Cash Provided By (Used In) Discontinued Operations	284,480	(1,132,476)
Net Cash Provided By (Used In) Operating Activities	462,932	(154,086)
Cash Flows from Investing Activities:		
Sale (purchase) of equipment, furnishings and leasehold improvements	3,547	(124,433)
Net Cash Provided By (Used In) Continuing Operations	3,547	(124,433)
Net Cash Provided By (Used In) Discontinued Operations	0	(428)
Net Cash Provided By (Used In) Investing Activities	3,547	(124,861)
Cash Flows from Financing Activities:		
Proceeds from revolving line of credit	-	15,639
Proceeds from short term loans-related parties	-	361,521
Proceeds from equipment loans	-	45,359
Proceeds from issuance of stock	2,875	130,000
Proceeds from exercise of warrants and options	2,181	57,293
Proceeds from subordinated mezzanine debt	300,000	100,000
Loan assumed at acquisition of SCS	-	150,000
Renegotiation of short-term and other liabilities	161,487	-
Repayments of note payable and equipment loans	(27,990)	(17,780)
Repayments of short term convertible loan	-	(100,000)
Repayment of short term debt-related party	(173,521)	(141,000)
Net Cash Provided by Continuing Operations	265,032	451,087
Net Cash Used in Discontinued Operations	(281,528)	(175,039)
Net Cash Provided by Financing Activities	(16,496)	276,048
Net Decrease in Cash and Cash Equivalents	449,983	(2,899)
Cash and Cash Equivalents:		
Beginning of year	3,232	6,131
End of year	$453,215	$3,232

See notes to consolidated financial statements.

Note 1: Business Description

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency (ultrasonic) vibrations which break liquids into minute drops that can be applied to surfaces at low velocity. During Fiscal Year 2001 and 2000, the Company also developed, manufactured, installed and serviced cleaning systems for the semiconductor, disk drive and precision cleaning industries through its wholly owned subsidiary Sono-Tek Cleaning Systems, Inc. ("SCS").

Note 2: Financial Considerations and Managment's Plans

Both the Company and its wholly owned subsidiary, SCS, incurred losses in Fiscal Year 2000 and 2001. These losses led to an increase in the Company's debt and negative cash flow. During Fiscal Year 2001, the Company increased its borrowing from a bank, an investment banker, and officers and directors of the Company.

During the Fiscal Year Ended 2002, the Company took actions to limit its losses and reduce negative cash flow. The spraying systems segment was downsized to reflect the decline in market demand, and the sales force was refocused to increase nozzle sales instead of fluxer sales. The cleaning and drying segment, represented by SCS, terminated production of capital equipment, but continues to service equipment and sell spare parts on a limited basis. By decreasing operating costs and terminating thirty-two employees, the Company generated income beginning in the second quarter of Fiscal Year 2002. This income was sufficient to cover current operating costs, and permitted partial payments to vendors and the required payments on all debt. During the first quarter of Fiscal Year 2002, the Company also received additional financing from Norwood and directors of the Company.

In order to decrease its losses, the Company moved to discontinue operations of the cleaning and drying systems segment during the first quarter of Fiscal 2002 (see Note 6). The Company has refocused on the sales of ultrasonic nozzles and is attempting to increase sales through diversifying the product line while decreasing the reliance on the electronics industry.

The Company believes that these steps are appropriate and helped the Company return to profitability during the last three quarters of Fiscal Year 2002.

Note 3: Significant Accounting Policies

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), which the Company acquired on August 3, 1999 (the "Acquisition") which has been treated as a "discontinued operation." All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds and short-term certificates of deposit with original maturities of 90 days or less.

Supplemental Cash Flow Disclosure	February 28 2002	2001
Interest paid		
Continuing Operations	$191,485	$99,186
Discontinued Operations	$16,482	$35,966
Income taxes paid	-	-
Non-cash items:		
Interest expense for issuance of warrants	$68,048	$127,453
Conversion of accrued bonus to equity	$2,875	$17,188
Stock issued and warrants and options granted for services	$2,181	$7,500

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Consignment goods are spare parts used by outside sales representatives for emergency repairs performed on customer's equipment.

Equipment, Furnishings and Leasehold Improvements – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets which range from three to five years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Patent and Patent Pending Costs - Costs of patent applications are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents. However, if it appears that such costs are related to products which are not expected to be developed for commercial application within the reasonably foreseeable future, or are applicable to geographic areas where the Company no longer requires patent protection, they are written off to operations. The accumulated amortization is $61,138 at February 28, 2002.

Amortization of Discounts on Borrowings – Discounts between the face value of borrowings and the fair value of the proceeds received are amortized over the term of the borrowing using the effective-interest method. Borrowings are reported net of the related unamortized discount.

Deferred Financing Fees – Deferred financing fees of $35,523 at February 28, 2002 are being amortized over the term of the related debt. Accumulated amortization was $17,168 at February 28, 2002.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred. Engineering costs directly applicable to the manufacture of existing products are included in cost of goods sold.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings (Loss) Per Share - Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options granted but not yet exercised under the Company's stock option plans are included for Diluted EPS calculations under the treasury stock method.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

In the fourth quarter of Fiscal Year 2001, the Company identified indicators that goodwill related to two acquisitions, one made in Fiscal Year 2000 the other in Fiscal Year 2001, was impaired. The indicators consisted of lack of future orders, low profit on equipment sales and the termination of the two principals of the previous S&K company that were responsible for equipment sales. The Company estimated it will not likely realize positive future cash flows from these acquired businesses and, therefore, recorded a write-off of the goodwill related to such acquisitions. During the first quarter of Fiscal Year 2002, the Company wrote off the residual goodwill of $477,377 (See Note 6).

Stock-Based Employee Compensation - The Company accounts for stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and the Financial Accounting Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". Under SFAS 123, the Company will continue to apply the provisions of APB 25 to its stock-based employee compensation arrangements, and is only required to supplement its financial statements with additional proforma disclosures.

Recognition of Revenue – Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. In connection with the acquisition of SCS, the introduction of new product lines, and the terms of certain equipment sales contracts with specific acceptance and return provisions, the Company has no reasonable basis for recognizing revenue related to certain deliveries that fall into this category. Accordingly, the Company has billed its customers upon shipment of the equipment and deferred the revenue recognition until such point in time that the earnings process is complete.

In connection with the sale of capital equipment and services, the Company also sells extended service contracts. The related revenue is deferred at the date the contract is sold and recognized ratably over the life of the contract.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Impact of New Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 141, "Business Combination", SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. It also requires that the Company recognize acquired intangible assets apart from goodwill. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost, which will be effective for financial statements issued for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" which further clarifies SFAS No. 121 and methods of quantifying potential impairments or disposal of assets, as well as the related reporting of such impairments or disposals.

The adoption of SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144 is not expected to have a material effect on the Company's financial position, results of operations and cash flows.

Note 4: Segment Information

The Company has adopted the Statement of Financial Accounting Standard No 131 ("SFAS 131") "Disclosures About Segments of an Enterprise and Related Information". Previously, the Company had two reportable segments: spraying systems and cleaning and drying systems. During Fiscal Year ended 2002, the Company moved to discontinue the cleaning and drying system segment. As a result of these actions, the cleaning and drying system segment is no longer applicable.

The spraying systems segment is primarily engaged in the business of developing, manufacturing, selling, installing and servicing ultrasonic spray equipment. The cleaning and drying systems segment was engaged in the business of developing, manufacturing, selling, installing and servicing cleaning systems for the semiconductor, disk drive and precision cleaning industries.

Note 5: Acquisitions

SCS - On August 3, 1999 the Company purchased all the outstanding stock of SCS, a supplier of cleaning and drying systems for the semiconductor, disk drive, and precision cleaning industries. SCS is a wholly owned subsidiary of the Company.

The aggregate purchase price exceeded the fair value of net assets acquired resulting in goodwill that was to be amortized on the straight-line basis over 15 years. Subsequent to the year ended February 28, 2001, the Company discontinued the cleaning and drying systems segment. At February 28, 2001, the Company wrote off $669,697 remaining goodwill for this segment due to the impairment. The Company wrote off the balance of $477,377 of the goodwill as of May 31, 2001 due to impairment, as the Company determined that it would not realize future positive cash flows from the residual assets and uncompleted orders of this business.

Serec - On September 21, 2000, the Company acquired for $100,000, plus closing costs, certain intellectual property and intangible assets of Serec Corporation, a Rhode Island corporation which manufactured and sold solvent based cleaning systems. Professional fees and other costs of $10,313, $7,500 of which was attributed to the issuance of common stock, were capitalized as additional purchase price. The aggregate purchase price of $110,313 was recorded as goodwill due to the inability to specifically identify the values associated with the various intangible assets acquired. The goodwill was to be amortized on the straight-line basis over five years. Subsequent to the year ended February 28, 2001, the Company discontinued the cleaning and drying systems segment. At February 28, 2001, the Company wrote off $100,313 in goodwill due to the impairment. During September 2001, the assets of Serec were sold for $35,000.

Note 6: Discontinued Operations

In order to decrease its losses, the Company moved to discontinue the operations of the cleaning and drying systems segment during the first quarter of Fiscal 2002.

The accompanying statements of operations have been reclassified so that the results for the cleaning and drying systems segment are classified as discontinued operations for all periods presented. The assets and liabilities of the discontinued operations have been reclassified in the February 28, 2002 balance sheet as "estimated future costs of discontinued operations". The statements of cash flows and related notes to the consolidated financial statements have also been reclassified to conform to the discontinued operations presentation.

Summary operating results of the discontinued operations for each fiscal year are as follows:	February 28 2002	February 28 2001
Revenues	$1,229,665	$3,726,562
Expenses	1,846,578	5,732,361
Loss from discontinued operations	$(616,913)	$(2,005,799)

A summary of the estimated future costs of the discontinued operations are as follows:

	February 28 2002
Assets	
Cash	$429
Accounts Receivable, net	4,325
Total assets	$4,754
Liabilities	
Current Liabilities	
Accounts payable	34,356
Accrued expenses	122,982
Customer deposits	14,820
Total liabilities	172,158
Estimated future costs of discontinued operations	$167,404

At February 28, 2001, the Company wrote off $669,697 remaining goodwill for this segment due to the impairment. The Company wrote off the balance of $477,377 of the goodwill as of May 31, 2001 due to impairment as the Company determined that it would not realize future positive cash flows from the residual assets and uncompleted orders of this business. Additionally, the Company wrote off impaired accounts receivable of $30,000, impaired inventory of $81,057, impaired fixed assets of $70,511, and provided reserves for future rent and utility costs of $27,430. The Company reached settlements with substantially all of the vendors and creditors of the discontinued operations, which resulted in forgiveness of liabilities and debt of $337,587. The Company does not expect that there will be any additional estimated future costs of discontinuance for the orderly liquidation of the disposed assets and liabilities.

NOTE 7: INVENTORIES

Inventories for continuing operations consist of the following:

	February 28 2002
Raw Materials	$321,950
Work-in-process	226,885
Consignment	5,437
Finished Goods	422,235
Totals	976,505
Less: Allowance	(207,794)
	$768,711

NOTE 8: EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements for continuing operations consist of the following:

	February 28 2002
Laboratory equipment	$79,441
Machinery and equipment	392,412
Leasehold improvements	43,865
Furniture and fixtures	199,340
Totals	715,028
Less: accumulated depreciation	(573,547)
	$141,509

Note 9: Long-Term Equity Investment

In January 2000, in connection with the formation of PNR America, LLC, a Delaware limited liability company ("PNR America"), the Company invested $19,600 in PNR America for a 49% ownership interest. Flowtech Srl, an Italian company ("Flowtech"), a pressure nozzle manufacturer, owns the remaining 51%. Prior to the formation of PNR America, the Company had been a U.S. distributor of Flowtech products.

The Company shared its facilities and personnel with PNR America. The Company allocated costs of $104,199 to PNR America during Fiscal Year 2001.

PNR America's year end is December 31, however, for financial reporting purposes the Company reflects its proportionate share of the operating results of PNR America on a monthly basis, as the records are compiled by the Company. The Company's cumulative recorded equity loss in PNR America at February 28, 2001 was $45,250. The Company recognized its proportionate share in the net loss of PNR America during the twelve month period ended February 28, 2001, which was $60,393.

During the year ended February 28, 2001, the Company discontinued its relationship with PNR America.

Note 10: Accrued Expenses

Accrued expenses from continuing operations consist of the following:

	February 28 2002
Accrued compensation	$136,355
Sales tax liability	44,997
Accrued interest	31,183
Estimated warranty costs	14,700
Accrued commissions	6,548
Professional fees	3,231
Other accrued expenses	20,954
	$257,968

Note 11: Revolving Line of Credit

The Company has a $350,000 revolving line of credit which carries an interest rate of prime plus 2% (6.75% at February 28, 2002). The loan is collateralized by accounts receivable, inventory and all other personal property of the Company and is guaranteed by the former CEO of the Company. The line of credit is payable on demand. As of February 28, 2002, the balance was $344,000.

Note 12: Subordinated Convertible Loan

Two subordinated convertible loans for a total of $150,000 were converted from S&K debt to Company debt on August 3, 1999. These notes are payable as follows; $60,000 plus accrued interest at 6% on August 3, 2002, and the balance in 30 equal monthly installments with interest of 6%.

Note 13: Long-Term Debt

Long-term debt of continuing operations consists of the following:	February 28 2002
Notes payable to related parties, payable monthly In installments of $7,267 plus monthly interest of 5% over 48 months through March 31, 2006.	$348,812
Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of $1,225, including interest at 2% over the bank's prime rate (6.75% at February 28, 2002) through February 2003.	13,614
Equipment loan, bank, collateralized b.0y related production equipment, payable in monthly installments of principal of $756 plus interest at 2% over the bank's prime rate (6.75% at February 28, 2002) through May 2005.	29,483
Total long term debt	391,909
Due within one year	(109,889)
Due after one year	$282,020
Long-term debt is payable as follows (as of February 28, 2002):	
Fiscal Year ending February,	
2003	$109,889
2004	96,275
2005	96,275
2006	89,471
	$391,909

Note 14: Subordinated Mezzanine Debt

On September 30, 1999, the Company entered into a 12%, $450,000 Note and Warrant Purchase Agreement with Norwood Venture Corporation ("Norwood Note"). On December 22, 2000, Norwood amended the Note and Warrant Purchase Agreement ("Agreement") to increase the note to $550,000. On April 30, 2001, Norwood amended the Agreement to increase the note by $300,000 to $850,000 and the warrant shares to 2,077,777. In connection with this additional loan, $50,000 of advances from certain shareholders and directors were repaid (See note 20). The Norwood Note, as amended, requires interest payments through September 2002, followed by monthly principal payments of $23,612 and interest through September 2005. The Norwood Note is collateralized by certain assets of the Company. The Norwood Note, among other things, restricts the payment of dividends.

In addition, the original Norwood Note was issued with a detachable stock purchase warrant (the "Put Warrants") to purchase 1,100,000 shares of the Company's common stock at a exercise price of $.30, the fair market value of the Company's common stock on September 30, 1999. The fair market value, as determined by an independent appraisal, of the Put Warrants was determined to be $0.07 per share, and is accounted for as a discount to the Norwood Note and will be amortized over the life of the principal repayment term of the Agreement. In connection with the amendments, dated December 22, 2000 and April 30, 2001,an additional 244,444 and 733,333 warrant shares were granted at an exercise price of $0.30 and $.10 per share, respectively. In connection with an amendment to the Agreement in October 2001, the exercise price of certain of the warrants was reduced from $.30 to $.15 per share. This resulted in an increase in the value of the warrants of $13,445, which is accounted as a discount to the loan and is being imputed as additional interest over the term of the loan. The unamortized discount at February 28, 2002 is $88,127. The Put Warrants can be put to the Company from May 29, 2006 to May 29, 2007 as defined by the Agreement, and they expire on September 30, 2010.

The deferred financing fees of $35,523 incurred to acquire the Norwood Note are being amortized over the life of the loan. Accumulated amortization of the deferred financing fees was $17,168 at February 28, 2002.

Note 15: Commitments and Contingencies

Litigation – During the normal course of business, the Company is involved in various routine legal matters. The Company believes the outcome of these matters will not have a material adverse effect on the Company's financial statements.

Leases – Total rent expense was approximately $ 78,060 and $124,500, for the two years ended February 28, 2002 and February 28, 2001, respectively. At February 28, 2002, $18,327of the Company's future lease obligations are reserved for, due to the fact that a portion of the Company's facility is vacant as the result of the discontinuance of the Cleaning Systems business.

The Company has $92,250 in future minimum obligations under its lease which expires in Fiscal Year 2003.

Note 16: Income Taxes

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate to pre-tax income (loss) as follows:

	February 28			
	2002	%	2001	%
Computed tax (benefit) at maximum rate	$(63,373)	(34.0)	$(554,366)	(34.0)
Non-deductible goodwill	162,308	87.0	256,766	15.7
Other permanent differences	3,304	1.8	6,457	.4
Change in valuation allowance for tax effect of operating loss carryforwards	102,239	(54.8)	(291,143)	17.9
Provision for income taxes	$ -	-	$ -	-

The net deferred tax asset is comprised of the following:

	February 28 2002
Allowance for doubtful accounts	$15,000
Accumulated depreciation	22,000
Accumulated amortization	7,000
Inventory	143,000
Accrued vacation	14,000
Accrued expenses	86,000
Net operating losses and other carryforwards	1,298,000
Net deferred tax assets before valuation allowance	1,585,000
Deferred tax asset valuation allowance	(1,585,000)
Net deferred tax asset	$ -

The change in the valuation allowance was $102,000 for the year ended February 28, 2002.

At February 28, 2002, the Company has available net operating loss carryforwards of approximately $3,816,384 for income tax purposes which expire between fiscal 2002 and fiscal 2022. The Company also has research and development credits of approximately $136,000, which expire between fiscal 2010 and fiscal 2021. The net operating loss and credit carryforwards generated by S&K prior to the acquisition are subject to limitations under Section 382 of the Internal Revenue Code.

Note 17: Capital Stock

On May 5, 1999, the Company commenced a private placement through the Private Placement Memorandum to raise $500,000 by offering 1,666,667 shares of common stock at $0.30 per share (the "Private Placement"). During Fiscal Year 2001, the Company completed the sale of 130,000 shares of common stock pursuant to the Private Placement.

During Fiscal Year 1999, in connection with the conversion of the Convertible Secured Subordinated Promissory Notes, on February 26, 1999 the Company modified the terms of the original detachable stock warrants reducing the exercise price from $1.50 per share to $0.65 per share on the 756,840 warrants outstanding (See Note 18). During Fiscal Year 2001, 85,680 of the above mentioned warrants were exercised to purchase the Company's common stock, resulting in $55,692 of new capital.

Note 18: Stock Options and Warrants

Stock Options - Under the 1993 Stock Incentive Plan, as amended ("1993 Plan"), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2011.

Under the 1993 Stock Incentive Plan, option prices must be at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in the 1993 plan or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

During Fiscal Year 2002, the Company granted options for 335,000 shares exercisable at between $0.09 per share and $.88 per share to qualified employees, 12,500 shares exercisable at between $.20 and $.24 per share to consultants of the Company, and 20,000 shares exercisable at $.11 per share to a director of the Company. During Fiscal Year 2002, compensation expense of $2,181 was recognized based on the fair value of the vested options granted to consultants.

During Fiscal Year 2001, the Company granted options for 135,000 shares exercisable at between $0.92 per share and $1.97 per share to qualified employees, 100,000 shares exercisable at $1.625 per share to consultants of the Company, and 60,000 shares exercisable at between $0.625 per share and $1.48 per share to directors of the Company. During Fiscal Year 2001, compensation expense of $26,870 was recognized based on the fair value of the vested options granted to consultants. During Fiscal Year 2001, an option for 2,562 shares of the Company's stock, at $.625 per share, was exercised.

A summary of the 1993 Plan activity for the two year period ended February 28, 2002 is as follows:

	Stock Options		Weighted Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – February 29, 2000	970,124	598,699	$.48	$.41
Granted Fiscal Year 2001	295,000		1.20	
Canceled Fiscal Year 2001	(142,500)		(.08)	
Exercised Fiscal Year 2001	(2,562)		(.63)	
Balance – February 28, 2001	1,120,062	752,187	.69	$.52
Granted Fiscal Year 2002	367,500		.23	
Canceled Fiscal Year 2002	(652,500)		(.53)	
Balance – February 28, 2002	835,062	497,563	$.50	$.59

The fair value of options granted under the Company's fixed stock option plans during Fiscal Years 2002 and 2001 were estimated on the dates of grant using the minimum value options-pricing models with the following weighted-average assumptions used: expected volatility of approximately 105% and 103% in Fiscal Years 2002 and 2001, respectively, risk-free interest rate of approximately 5.00% and 5.75% in Fiscal Years 2002 and 2001, and expected lives of option grants of approximately five years.

The estimated fair value of options granted during Fiscal Years 2002 and 2001 were $.28 and $.67 per share, respectively. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the 1993 Plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the option grant dates for awards in accordance with the accounting provisions of SFAS 123, the Company's net income (loss) and basic and diluted earnings (loss) per share for the years ended February 28, 2002 and February 28, 2001 would have been changed to the pro forma amounts indicated below:

	February 28	
	2002	2001
Net Loss:		
As reported	$(186,391)	$(1,630,489)
Pro forma	$(290,690)	$(1,758,456)
Basic and diluted loss per share (see Note 19):		
As reported	$(.02)	$(.18)
Pro forma	$(.03)	$(.20)

Warrants - During Fiscal 2002 and 2001, the following warrants were issued.

During Fiscal Year 2001, warrants to purchase 50,000 shares of the Company's common stock were issued to a former officer of the Company in acknowledgment of short term loans granted to the Company in Fiscal Year 2000. One warrant is to purchase 25,000 shares of the Company's common stock at $0.50 per share, the other warrant is to purchase 25,000 shares of the Company's common stock at $1.00 per share. Both warrants expire March 3, 2005. The Company recognized a non-cash interest charge of $11,799 based on the fair market value of the warrants granted.

On February 15, 2000, the Company entered into a 90 day $100,000 subordinated convertible loan with a non-affiliated individual convertible into common stock at $1.00 per share. The loan and related interest of 8 % was repaid upon maturity, May 15, 2000. As part of the loan agreement, the lender was eligible to receive a warrant to purchase 50,000 shares of the Company's common stock, if the loan was not converted to equity or was not repaid. When the loan was repaid, the lender received a five-year warrant to purchase 50,000 shares of the Company's common stock at $1.00 per share in accordance with the provisions of the agreement. The warrant expires on May 15, 2005. During Fiscal Year 2001, the Company recognized a non-cash interest charge of $64,033 based on the fair market value of the warrants granted.

NOTE 19: LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	February 28 2002	February 28 2001
Numerator for basic and diluted		
Earnings (loss) per share:		
Continuing operations	$375,310	$375,310
Discontinued operations	(2,005,799)	(2,005,799)
Net Loss	$(1,630,489)	$(1,630,489)
Denominator:		
Denominator for basic earnings (loss) per share - weighted average shares	9,096,436	9,011,310
Effects of dilutive securities:		
Warrants	*0	*0
Stock options for employees and outside consultants	*0	*0
Denominator for diluted earnings (loss) per share	***9,096,436	**9,011,310
Basic Earnings (Loss) Per Share-		
Continuing Operations	$.05	$.04
Discontinued Operations	(.07)	(.22)
Net Loss	$(.02)	$(.18)
Dilute Earnings (Loss) Per Share-		
Continuing Operations	$.05	$.04
Discontinued Operations	(.07)	(.22)
Net Loss	****$(.02)	****$(.18)

* The warrants and stock options for employees and outside consultants are antidilutive during Fiscal Years 2002 and 2001as a result of the net losses and, therefore, are not considered in the Diluted EPS calculation.

**The effect of considering the warrants issued in connection with the debt conversion during Fiscal Year 1999, the convertible secured subordinated promissory notes and related warrants, the warrants issued at the time of the acquisition of SCS, the warrants issued in acknowledgment of the short term loans, the warrants issued in connection with the Private Placement and the Norwood warrants (see Note 18) at February 28, 2002 and February 28, 2001are antidilutive and, therefore, not considered for the diluted (loss) earnings per share calculations.

***At February 28, 2002 and February 28, 2001, the Diluted EPS calculation for discontinued operations and net loss will not consider the stock options and warrants as a result of the loss from discontinued operations and net loss.

****Under the assumption that stock options and warrants were not antidilutive as described in * and **, the denominator for diluted loss per share would be 9,794,434, and 11,006,435, at February 28, 2002 and February 28, 2001, respectively.

NOTE 20: RELATED PARTY TRANSACTIONS

Norwood loans - On April 30, 2001, in order to induce the advance of an additional $300,000 by Norwood Venture Corp. ("Norwood"), certain of the Company's directors, an officer and an affiliate of the Company participated in the amount of $216,750 in the additional mezzanine financing. Interest expense of $24,500 was paid to Norwood and forwarded to these individuals during Fiscal Year 2002.

Short term loans - related parties – From time to time the Company has required short term loans to meet its cash requirements. Employees have made advances to the Company in order to purchase raw materials and pay operating expenses.

At Fiscal Year End 2002, loans from directors, former officers and related parties in the amount of $286,084 plus accrued interest of $62,728 were formalized into four-year notes bearing interest at 5% on the unpaid balance. Repayments of these notes on a monthly basis commenced March 31, 2002. Earlier during the year, related party loans in the amount of $146,000 were repaid with interest. The total interest charge for related party notes was $25,653 for the fiscal year ended February 28, 2002.

Consulting agreement – At February 28, 2002, prior years' consulting fees of $69,076 recorded from 1993 to 1996 to the Company's Chairman of the Board have been reclassified as long-term. Accordingly, $4,145 in interest expense has been imputed and charged to paid-in capital. At February 28, 2001, this liability was included in accrued expenses.

NOTE 21: SIGNIFICANT CUSTOMERS AND FOREIGN SALES

From continuing operations - For the year ended February 28, 2002, one customer accounted for 12% of the Company's sales, and for the year ended February 28, 2001, one customer accounted for 17% of the Company's sales and 17% of the Company's trade receivables.

Export sales to customers located outside the United States were approximately as follows:

	February 28	
	2002	2001
Western Europe	**$533,000**	$434,000
Far East	**80,000**	60,000
Other	**187,000**	565,000
	$810,000	$1,059,000

COMMON STOCK

The Company's Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid quotations for the Company's Common Stock for the periods indicated as furnished by the National Quotations Bureau, Incorporated.

Common Stock for Fiscal Year Ended:	February 28 2002		February 28 2001	
	HIGH	LOW	HIGH	LOW
First Quarter	$0.56	$0.20	$2.4375	$1.375
Second Quarter	0.28	0.09	1.75	0.9062
Third Quarter	0.32	0.08	1.3125	0.5625
Fourth Quarter	0.54	0.16	1.125	0.3281

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions. The Company believes that, although limited or sporadic quotations exist, there is no established public trading market for the Company's Common Stock.

SONO○TEK Corporation
leadership through innovation since 1975

DIRECTORS

Dr. Harvey L. Berger
Director and Chief Technologist

Christopher L. Coccio, Ph.D.
Chief Executive Officer, President and a Director

Samuel Schwartz
*Chairman and Director**

Jeffrey O. Spiegel
*Director**

J. Duncan Urquhart
*Treasurer and Director**

EXECUTIVE OFFICERS

Christopher L. Coccio, Ph.D.
Chief Executive Officer, President and a Director

R. Stephen Harshbarger
Vice President

J. Duncan Urquhart
*Treasurer and Director**

* Member of the Audit Committee and Compensation Committee.

CORPORATE HEADQUARTERS

2012 Route 9w
Milton, NY 12547
Phone: 845.795.2020
Fax: 845.795.2720

CORPORATE WEBSITE

http://www.sono-tek.com

CORPORATE E-MAIL

info@sono-tek.com

SONO-TEK Corporation
2012 Rte. 9W, Milton, NY 12547 USA

E-mail: info@sono-tek.com
Internet: www.sono-tek.com
Telephone: (845) 795-2020
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